As filed with the Securities and Exchange Commission on September 12, 2019
_____________________________________________________________________________________________________________________________________________
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________________________________________________________________________________________________________________________________________
SCHEDULE TO
_____________________________________________________________________________________________________________________________________________
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 1)
_____________________________________________________________________________________________________________________________________________
GUGGENHEIM CREDIT INCOME FUND
(Name of Subject Company (Issuer))
GUGGENHEIM CREDIT INCOME FUND
(Names of filing Persons (Offeror and Issuer))
Common Shares, Par Value $0.001 per share
(Title of Class of Securities)
14174X 108
(CUSIP Number of Class of Securities)
(Underlying Common Stock)
_____________________________________________________________________________________________________________________________________________
Matthew S. Bloom
Chief Executive Officer
Guggenheim Credit Income Fund
330 Madison Avenue
New York, New York 10017
Tel: (212) 739-0700
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)
_____________________________________________________________________________________________________________________________________________
Copies to:
Richard Horowitz, Esq.
Dechert LLP
1095 Avenue of the Americas
New York, New York 10036
Tel: (212) 698-3599
_____________________________________________________________________________________________________________________________________________
CALCULATION OF FILING FEE

TRANSACTION VALUATION	AMOUNT OF FILING FEE
$5,865,446*	$710.89**
* Estimated for purposes of calculating the filing fee only. Calculated as the aggregate maximum purchase price to be paid for 729,600 shares in the offer, based upon the net asset value per share of $8.04 as of June 30, 2019.
**The amount of the filing fee, calculated in accordance with Rule 0-11(b) under the Securities Exchange Act of 1934, as amended, is equal to 0.01212% of the value of the transaction.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify persons filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:     $710.89
Form or Registration No.:     Schedule TO
Filing Party:         Guggenheim Credit Income Fund
Date Filed:         August 1, 2019

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☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.

☒	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

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AMENDMENT NO. 1 TO TENDER OFFER STATEMENT
This Amendment No. 1 (this “Amendment”) supplements and amends the Tender Offer Statement on Schedule TO filed on August 1, 2019 with the Securities and Exchange Commission by Guggenheim Credit Income Fund, an externally managed, non-diversified, closed-end management investment company organized as a Delaware statutory trust (the “Company”) in connection with the Company’s offer to purchase up to 729,600 shares of its issued and outstanding common shares (the “Shares”) (representing 2.5% per quarter of the Company’s weighted average number of outstanding Shares for the trailing four quarters) at a purchase price equal to the net asset value per Share as of September 12, 2019 (the “Offer”). The Offer was made upon and subject to the terms and conditions set forth in the Company’s Offer to Purchase dated August 1, 2019 and related Letter of Transmittal. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase.
The information contained in the Offer to Purchase and Letter of Transmittal, as may be amended or supplemented from time to time, is hereby incorporated by reference in response to certain items of this Schedule TO.
ITEMS 1 AND 4.
Items 1 and 4 of the Schedule TO, and the Offer to Purchase and Letter of Transmittal, to the extent incorporated by reference therein, are hereby amended and supplemented as follows:
“The Expiration Date of the Offer is extended to 5:00 p.m., Central Time, on October 18, 2019.”
ITEM 2.
Item 2 of the Schedule TO, and the Offer to Purchase and Letter of Transmittal, to the extent incorporated by reference therein, is hereby amended and supplemented as follows:
“The offer is for cash at a price equal to the net asset value per Share (“NAV”) as of October 18, 2019 (the “Purchase Price”).”
Amendments to the Offer to Purchase and the Other Exhibits to the Schedule TO
The information set forth in the Offer to Purchase and Letter of Transmittal, and Items 1 through 8 and Item 11 of the Schedule TO, as amended, to the extent such Items incorporate by reference the information contained in the Offer to Purchase and Letter of Transmittal, is hereby amended and supplemented as follows:
All references to “5:00 p.m., Central Time, on September 12, 2019” (the “Expiration Date”) in the Offer to Purchase (Exhibit (a)(1)(A)) and the Letter of Transmittal (Exhibit (a)(1)(B)) are hereby amended and replaced with “5:00 p.m., Central Time, on October 18, 2019.”
All references to “the offer is for cash at a price equal to the net asset value per share as of September 12, 2019” in the Offer to Purchase (Exhibit (a)(1)(A)) and the Letter of Transmittal (Exhibit (a)(1)(B)) are hereby amended and replaced with "the offer is for cash at a price equal to the net asset value per share as of October 18, 2019.”

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SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GUGGENHEIM CREDIT INCOME FUND

Date:	September 12, 2019		/s/ Brian S. Williams
		By:	Brian S. Williams
		Title:	Chief Financial Officer

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EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase Dated August 1, 2019 (incorporated by reference to Exhibit 99(a)(1)(A) to the Company's Schedule TO-I filed on August 1, 2019).*
(a)(1)(B)	Form of Letter of Transmittal (incorporated by reference to Exhibit 99(a)(1)(B) to the Company's Schedule TO-I filed on August 1, 2019).*

* Previously Filed

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